VOZROZHDENIE BANK

File № 82-4257

SEC MAIL PROCESSING
RECEIVED
JUN 12 2007
WASH. D.C. 186 SECTION

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

04.05.07
1101/4789

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07024557

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 6/20

Statement of material fact

Notification about inclusion of joint-stock company bonds into the list of securities accepted for trade by the stock exchange
Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange):
Non-public join-stock company Stock Exchange MMVB (MICEX).
2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the stock exchange:
Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40101439B of February 8, 2007)
2.3. Number of joint-stock company bonds to be issued:
3 000 000 (Three million) pieces.
2.4. Joint-stock company bonds are accepted for trade without listing.
Date of notification receipt: April 26, 2007

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) Alexander Dolgopolov

3.2. 26th April, 2007 Stamp

Information about stages of securities issue
Initial date of share placement

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/

2. Content of the Message

2.4.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.4.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.4.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.4.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.4.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.4.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.4.7. Preemptive rights for shareholders of the issuer and / or other persons.
According to the articles 40 and 41 of the Federal law "About joint-stock companies" shareholders owning ordinary shares of Bank Vozrozhdenie have preemptive rights to purchase ordinary shares issued in the number proportionate to the number of ordinary shares owned by them.
The list of shareholders having pre-emptive rights to purchase additional shares issued was completed on the basis of the data from the shareholders register as at the end of the business day of February 20, 2007 – the day when the Board of Directors of the Bank made a decision to increase the share capital underlying the issue additional shares.
2.4.8. Price for securities issued or procedure of its defining.
The price of placing ordinary non-documentary registered shares, including the price of placing additional shares to the persons having pre-emptive right to purchase the placed shares, is defined in the following proportion: one ordinary non-documentary registered share with a nominal value RUB 10 shall be placed to the buyers at the price of RUB 1520 (one thousand five hundred twenty rubles) or $ 59 (fifty nine United States dollars) at the exchange rate RUR 25.76 (twenty five rubles 76 kopeks) per 1 USD. Non-residents (legal entities and individuals) are allowed to pay for shares in the foreign currency (USD).
2.4.9. The initial date of issuing securities (the date starting from which actions being the placement of securities could be made).
The initial date of placing shares with persons having preemptive rights to purchase additional shares: May 4, 2007
The initial date of placing shares with other persons: the next business day after the date of publication of information about the results of exercising preemptive rights through the business news service "Interfax".
2.4.10. The closing date of placing shares or the order of its definition:
The closing date of placing shares with persons having preemptive rights will be the 5th business day (inclusive) after the day following the date of publication of the share placement price (the order of price determination) through the news agency "Interfax" (further – "Closing date of placing shares with persons having preemptive rights").
The closing date of placing shares with other persons (further – "Closing date of placing shares with other persons") is determined as the earliest of two dates:

- Date of placing of the last shares available of this additional issue;
- 60th business day from the initial date of placing shares with such other persons.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. May 03, 2007	Stamp	

Information about the Annual General Meeting of shareholders

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Date of holding the meeting of the Board of Directors: May 3, 2007.
2.2. Date of and number of the minutes of Bank Vozrozhdenie's Board of Directors meeting, Minutes # 13.
2.3. The summary of decisions made by the Board of Directors:
2.3.1. To define a method of holding the General Meeting of shareholders as a meeting (joint presence of shareholders for discussing the agenda issues and making decisions on the issues put for voting with preliminary forwarding vote ballots).
2.3.2. To approve the date, time and place of holding the Annual General Meeting of shareholders – June 29, 2007, 12.00 a.m. Moscow time, Moscow, Luchnikov pereulok, 7/4, conference-hall of Bank Vozrozhdenie.
2.3.3. To establish the list of persons having the right to receive annual dividends as at the same date of establishment the list of persons having a right to take part in the General Meeting of shareholders – May 10, 2007, 10.00 a.m. Moscow time.
2.3.4. To approve the following agenda of the General Meeting of shareholders:

1. Approval of the annual report, annual financial statements, profit and loss statement for 2006, profit distribution, payment (declaration) of dividends on the results of the financial year 2006.
2. Reviewing the Report of the Board of Directors of Bank Vozrozhdenie.
3. Definition of the quantity of the authorized ordinary non-documentary registered shares with nominal value of RUB 10 per each and alteration of the Charter of Bank Vozrozhdenie
4. Approval of the Alterations to the Charter of Bank Vozrozhdenie.
5. Approval of the Alterations #1 to the Regulation on General Meeting of shareholders of Bank Vozrozhdenie.
6. Approval of the Alterations#1 to the Regulation on the Board of Directors of Bank Vozrozhdenie.
7. Approval of the Alterations#1 to the Regulation on executive bodies of Bank Vozrozhdenie.
8. Approval of the Alterations#1 to the Regulation on Audit Commission of Bank Vozrozhdenie.
9. Approval of transactions to be made on standard terms within the period till the next General Meeting of shareholders between Bank Vozrozhdenie and interested persons and related to usual economical activity.
10. Election of the Audit Commission.
11. Election of the members of the Board of Directors.
12. Approval of the Auditor of Bank Vozrozhdenie.

2.3.5. To publish a message about holding the General Meeting in the newspaper «Izvestia» till May 29, 2007 and to place information on the web-site of the Bank.
2.3.6. To approve the following list of information (documents) submitted to shareholders in the process of preparation to the annual General Meeting of shareholders: annual report of Bank Vozrozhdenie for the financial year 2006, annual financial statements for 2006 certified by the auditor as a part of the annual report, resolution of the Audit Commission on the results of the annual audit of Bank Vozrozhdenie's financial activities for 2006, information about the candidates to the Board of Directors and to the Audit Commission of the Bank, information about presence or absence of consent of candidates nominated to be elected to the Board of Directors and Audit Commission, data about the auditor, draft of the Alterations to be included to the bank's internal documents, draft of the resolution of the annual General Meeting of shareholders.
Shareholders can get acquainted with the documents on the agenda of the annual General Meeting at the branches and Central Office of Bank Vozrozhdenie since May 29 to June 28, 2007 from 10.00 a.m. to 14.00 a.m. by local time.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. May 3, 2007	Stamp	

Statement of material facts
Recommendations given by the Board of Directors concerning dividends to be paid

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Date of holding the meeting of the Board of Directors: May 3rd, 2007.

2.2. Date and number of the minutes of the Bank Vozrozhdenie's Board of Directors meeting: May 3, 2007, Minutes # 13.

2.3. The summary of decisions taken by the Board of Directors:

2.3.1. To propose at the General Shareholders' Meeting to allocate (from the Bank's net profit results of 2006) the amount of RUB 12,963,357.00 to pay dividends.

2.3.2. To propose at the General Shareholders' Meeting to approve the following amount of dividends, calculated per share:

– for ordinary non-documentary registered shares with a nominal value of RUB10 each - 5% of the nominal value or RUB 0.5 per share;

– for preference non-documentary registered shares with fixed dividend and nominal value of RUB 10 each – 20% of the nominal value or RUB 2 per share.

2.3.3 To establish the list of persons eligible for annual dividends at the same date as establishment of the list of persons entitled to take part in the Annual General Meeting of Shareholders – at 10 a.m. Moscow time on May 10, 2007.

2.3.4. Dividend payments shall be executed from August 20 to August 28, 2007 by bank transfer according to the banking details kept in the holding recording system of the Register of the Bank Vozrozhdenie's shareholders. In case banking details are not available dividend payments to individual shareholders shall be made through cash offices of the Bank's branches beginning on August 20, 2007.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. May 3, 2007	Stamp	

Bank Vozrozhdenie

7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia

General license for the banking operations #1439

This message is an Invitation to make Offers to Purchase additionally placed ordinary non-documentary registered shares (further – shares) of Bank Vozrozhdenie addressed to a wide group of persons.

Method of issue – open subscription.

Number of shares in the additional issue – 3 000 000 (three million) shares.

Nominal value per share: RUB 10 (ten).

Period for making Offers – starting from the day following the date of the present message publication and until the closing date of placement set in the clause 9.1. of the Decision on the additional share issue.

The order for making Offers.

Offers are accepted in the written form on business days from 9.00 to 18.00 at the following address: 7/4 Luchnikov per. bldg.1, Moscow, 101000, Russian Federation.

The Offer should be submitted to the Bank personally by the person making an Offer or by an authorized representative presenting the original of a properly executed power of attorney or another document confirming its authority.

The Offer should contain:

- the title «The Offer to Purchase Shares of Bank Vozrozhdenie;
- surname, first name, second name (for individuals) or full corporate name (for legal entities);
- Tax identification number (INN), Code of the reason for tax registration (KPP) – if any;
- place of residence (for individuals) or location (for legal entities);
- date of birth, passport details – number, date of issue, the authorized body that issued the passport (for individuals);
- Number, date and place of issue of the certificate confirming the state registration of the legal entity, major state registration number (OGRN), date of making an entry in the single state register of legal entities (EGRUL) and the authorized body that made an entry (for legal entities);
- postal address for sending information on acceptance of the Offer;
- Details of the account to which funds could be returned;
- signature of the person (authorized representative) making the Offer (for legal entities – stamp if any),
- contact phone number / fax number;
- quantity of shares to be purchased or the total amount of purchase;
- the highest limit of price at which the person would like to purchase the Shares.

The Offer signed by the authorized representative should be accompanied by the original or a notary certified copy of the properly executed power of attorney or another document confirming its authority.

If according to applicable legislation a potential buyer is required to receive the Bank of Russia's agreement, authorization or notification to purchase the Bank's shares, the copies of relevant documents (agreements, authorizations) should be attached to the Offer. Also the documents confirming adequacy of the buyer's equity for payment for the Bank's shares must be attached to the Application in compliance with the Regulation on procedure and criteria of evaluation of the financial position of individuals – founders (participants) of credit institutions of the Bank of Russia # 268-П as of 19.04.2005 (in edition of the Instructions of CB RF of 15.12.06 #1763-У) and the Regulation on procedure and criteria of evaluation of the financial position of legal entities (participants) of credit institutions of Bank of Russia # 218-П as of 19.03.2003 (in edition of the Instructions of CB RF as of 15.12.06 # 1764-У).

Partial fulfillment of the Offer is allowed unless it contains a restriction for partial fulfillment.

If the Bank sends an acceptance of an Offer it will be accompanied by the Agreement on purchase and sale of securities (in two copies), one of which should be signed by the person making an Offer and returned back to the Bank after the payment for shares.

The payment for shares by persons not having pre-emptive rights of shares purchase shall be made within 3 (three) business days after the buyer's receipt of the offer acceptance but not later than the closing date of placement with other persons set in the clause 9.1 of the Decision on additional share issue. Payment for shares shall be made to the accumulative account of Bank Vozrozhdenie with OPERU MGTU of the Bank of Russia and in case of foreign currency payment – to the account with the Open joint-stock company VTB. Banking details are specified in the Agreement on purchase and sale of securities.

The texts of the registered Prospectus of securities issue and the Decision on the additional securities' issue are placed at the Bank's web-site (www.vbank.ru). All interested persons can acquaint themselves with the registered Decision on the additional securities' issue and Prospectus of securities' issue at the following address:

Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru.

Deputy Chairman of the Management Board
Bank Vozrozhdenie — Alexander Dolgopolov

Price (procedure of price determination) for securities to be issued

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/

2. Content of the Message

2.1. Information about securities to be placed:
2.1.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.1.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.1.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.1.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.1.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.1.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.1.7. Term (initial and closing dates) of issuing securities or the order of its definition.
The initial date of placing shares with persons having preemptive rights to purchase additional shares will be the next business day after the date of publication information about the price of shares to be issued through the business news service "Interfax" (further – "Initial date of placing shares with persons having preemptive rights").
The initial date of placing shares with other persons will be the next business day after the date of publication of information about the results of exercising preemptive rights through the business news service "Interfax" (further – "Initial date of placing shares with other persons").
The closing date of placing shares with persons having preemptive rights will be the 5th business day (inclusive) after the day following the date of publication of the share placement price (the order of price determination) through the news agency "Interfax" (further – "Closing date of placing shares with persons having preemptive rights").
The closing date of placing shares with other persons (further – "Closing date of placing shares with other persons") is determined as the earliest of two dates:

- Date of placing of the last shares available of this additional issue;
- 60th business day from the initial date of placing shares with such other persons.

2.1.8. Form of payment for the shares to be issued:
Russian residents shall pay for additionally placed ordinary non-documentary registered shares in the currency of the Russian Federation. Non-residents (legal entities and individuals) are allowed to pay for shares in the foreign currency (USD) by bank transfers from the bank accounts opened with the authorized banks, as well as from the accounts with the banks outside the territory of the Russian Federation.
2.2. Price of share placement or the procedure of its definition by the formula with variables, which cannot be changed at the issuer's discretion, or by specifying the fact, that the price of share placement should be defined in the process of trade sessions, where shares shall be placed.
The price of placing ordinary non-documentary registered shares, including the price of placing additional shares to the persons having pre-emptive right to purchase the placed shares, is defined in the following proportion: one ordinary non-documentary registered share with a nominal value RUB 10 shall be placed to the buyers at the price of RUB 1520 (one thousand five hundred twenty rubles) or $ 59 (fifty nine United States dollars) at the exchange rate RUR 25.76 (twenty five rubles 76 kopeks) per 1 USD. Non-residents (legal entities and individuals) are allowed to pay for shares in the foreign currency (USD).
2.3. In case if according to the order of share placement price definition set in the registered Decision on the issue, the price of placement is defined by the issuer before the initial date of shares placement the following should be noted:
2.3.1. The issuer's governing body, which made Decision on defining the price of share placement: Board of Directors of Bank Vozrozhdenie.
2.3.2. Date of making a decision on the price of share placement: May 03, 2007;
2.3.3. Date and number of the minutes of the issuer's governing body meeting where the Decision on defining the price of share placement was made: May 3, 2007, Minutes # 13.
2.4. If, in accordance with the procedure of defining the price of share placement set by the registered decision on the share issue (additional issue), the price of share placement is defined by the issuer in the process of trade sessions, where they shall be placed – the terms and procedure of holding trade sessions, where share placement shall be executed.
Defining of the price in the process of trade sessions is not stipulated by the Decision on additional share issue.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. May 03, 2007	Stamp	

Date of closing of the shareholders register

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities:
– ordinary non-documentary registered shares, state registration number 101011439B;
– preference non-documentary registered shares with fixed dividend, state registration number 20201439B.
2.2. Purpose for establishing the list of holders of registered shares:
– establishing the list of persons having the right to take part in the annual General Meeting of shareholders;
– establishing the list of persons having the right to receive dividends.
2.3. Date of establishing the list of holders the registered shares: May 10, 2007 (10.00 a.m. Moscow time).
2.4. Date and number of the minutes of the meeting of the issuer's authorized body, where decision on the date of establishing the list of holders of the issuer's registered shares or other decision which is the basis for defining the date of establishing such list was made: May 03, 2007. Minutes # 13 of the meeting of the Board of Directors of Bank Vozrozhdenie.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A.V. Dolgopolov
3.2. May 3, 2007	Stamp	

END